February 26, 2008

Via EDGAR and Facsimile

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Westell Technologies, Inc.
Form 10-K for Fiscal Year Ended March 31, 2007
Filed June 14, 2007

Form 10-Q for Fiscal Quarter Ended September 30, 2007

File No. 0-27266

Dear Mr. Spirgel:

Please find Westell Technologies, Inc.’s (the “Company”) responses to the SEC comment letter dated January 29, 2008 below. For your convenience, each of the SEC Staff’s comment is reprinted in bold.

Form 10-K for Fiscal Year Ended March 31, 2007

Critical Accounting Policies, page 28

Goodwill and Intangibles, page 28

1.

We note that you identified your reporting units as telecom equipment and telecom services. Tell us how you evaluated whether your CNE and NSA product groups should be considered separate reporting units. Refer to paragraph 30 of SFAS 142 and EITF D-101 in your response.

Response:

Background: Westell has two reportable segments, telecom equipment and telecom services included in the Statement 131segment disclosure. Under SFAS 142 the Company must determine the reporting units for the purpose of evaluating goodwill. The starting point for the Company to determine the reporting units is the operating segment level.

Paragraph 30 of SFAS 142 includes the following guidance for determining reporting units:

A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. The relevant provisions of Statement 131 and related interpretive literature shall be used to determine the reporting units of an entity.

These reporting unit criteria described above are further clarified in Topic No. D-101, Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142.

The Company applied the reporting unit criteria to the CNE and NSA components to determine if these components should be considered reporting units. A reporting unit should be identified as the operating segment or as one level below the operating segment (the component level). Each of these components was evaluated to determine if: (a) it is a business (as defined in EITF 98-3), (b) for which discrete financial information is available, and (c) the operating results are regularly reviewed by the segment manager(s). The conclusions made by the Company are documented below.

(a) it is a business (as defined in EITF 98-3)

Per EITF 98-3, a “business” is defined as a self-sustaining integrated set of activities and assets and managed for the purpose of providing a return to investors. A “business” consists of (a) inputs, (b) processes applied to those inputs and (c) resulting outputs that are used to generate revenues. A “business” must contain all inputs and processes necessary for it to conduct normal operations if transferred to a new owner. The CNE and NSA products were produced in a factory that shared inputs and processes such as surface mount manufacturing equipment, the production facility, production management including procurement, and sales, marketing, engineering, accounting, human resources and executive management. The Company has determined that neither CNE or NSA is a business on a stand alone basis because of these shared processes. These inputs and processes (missing elements) could be replicated but the cost and time frame of doing so would be significant. The product categories of CNE and NSA therefore do not constitute a business as defined in EITF 98-3.

(b) for which discrete financial information is available

Although revenue for the product groups is disclosed in internal and external reporting, there is no discrete financial information available at these levels. The products shared the same manufacturing facility and resources as well as the majority of operating resources (sales, marketing, engineering, and general and administrative) as discussed in (a) above.

(c) the operating results are regularly reviewed by the segment manager(s).

There is no segment management that regularly reviews operating results of CNE vs. NSA as no operating results are available at that level.

Conclusion: The Company’s concluded that the operating segment is the appropriate level to determine the reporting unit for goodwill evaluations in accordance with Statement 142 and the components of CNE and NSA components do not qualify as reporting units.

The Company proposes to revise its reporting in its future filings to state the following in its next 10K filing:

Goodwill and Intangibles

SFAS No. 142, “Goodwill and Other Intangible Assets:” (“SFAS No. 142”), requires that the Company evaluate goodwill for impairment annually. A two-step approach is required to test goodwill for impairment for each reporting unit. The first step tests for impairment by applying fair value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair value-based tests to individual assets and liabilities within each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology estimating future cash flow, discount rates, growth rates and other assumptions. The Company performs its annual impairment test in the fourth quarter of each fiscal year or when an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying value. In fiscal year 2007, these tests showed no indications of impairment on our recorded goodwill. The Company did not recognize an impairment loss on goodwill in fiscal 2007, 2006 or 2005. Future impairment tests may result in a charge to earnings and a potential for a write-down of goodwill if the annual test would indicate impairment.

2.

We note that you utilize a third party appraisal in connection with your impairment test of goodwill. While you are not required to make reference to an independent third-party for valuation purposes, when you do you should also disclose the name of the expert. If you decide to delete your reference to the independent third-party, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please confirm to us in your response letter that the expert is aware of being named in the filing and comply with this comment regarding references to independent valuations in future filings.

Response: The Company will delete the reference to a third party appraiser in future filings. The Company proposes to revise its disclosure to state the following in its future filings:

Goodwill and Intangibles

SFAS No. 142, “Goodwill and Other Intangible Assets:” (“SFAS No. 142”), requires that the Company evaluate goodwill for impairment annually. A two-step approach is required to test goodwill for impairment for each reporting unit. The first step tests for impairment by applying fair value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair value-based tests to individual assets and liabilities within each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology estimating future cash flow, discount rates, growth rates and other assumptions. The Company performs its annual impairment test in the fourth quarter of each fiscal year or when an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying value. In fiscal year 2007, these tests showed no indications of impairment on our recorded goodwill. The Company did not recognize an impairment loss on goodwill in fiscal 2007, 2006 or 2005. Future impairment tests may result in a charge to earnings and a potential for a write-down of goodwill if the annual test would indicate impairment.

Note 8. Stock-based Compensation, page 60

3.

We refer you to pages 61 and 62. Please disclose a description of the methods used by you to determine the expected term and expected volatility for your stock options granted under your non-qualified stock option plan and the non-qualified subsidiary stock option plan for your ConferencePlus subsidiary. Refer to paragraphs A240e.(2)(a) and (b). Additionally, please disclose how you determined the fair value of the ConferencePlus stock on the grant date. Provide us with your proposed disclosures.

Response:

According to paragraphs A240e(2)(a) and (b), for each year which an income statement is presented:

(2) a description of the significant assumptions used during the year to estimate the fair value (or calculated value) of share-based compensation awards, including:

(a) expected term of share options and similar instruments, including a discussion of the method used to incorporate the contractual term of the instruments and employee’s expected exercise and post-vesting employment termination behavior into the fair value (or calculated value) of the instrument.

(b) expected volatility of the entity’s shares and the method used to estimate it. A non-public entity that uses the calculated value method should disclose the reasons why it is not practicable for it to estimate the expected volatility of its share price, the appropriate industry sector index it has selected, the reasons for selecting that particular index, and how it has calculated historical volatility using that index.

Westell’s non-qualified stock option plan

Method to determine the expected term. Westell derives the expected life of the options term based on historical exercise and termination patterns. The Company has concluded that current awards are similar to historical awards and therefore no adjustments have been made to the historically calculated term.

Method to determine the expected volatility. Expected volatilities are based on historical realized volatilities of Westell’s stock over a period equal to the expected life of the option.

ConferencePlus non-qualified subsidiary stock option plan

Method to determine the expected term. ConferencePlus derives the expected life of the options term based on historical termination patterns. There have not been any exercises of Conference Plus awards. The Company has concluded that current awards are similar to historical awards and therefore no adjustments have been made to the historically calculated term.

Method to determine the expected volatility. ConferencePlus is not a public company and there is no market for its stock or options. It is therefore not practical to estimate the expected volatility for its shares. An index of public companies is used to calculate expected volatility. The index of public companies was created by selecting companies that are considered comparable, in whole or in part, to the business of Conference Plus. Consideration was also given to size, growth, profitability, liquidity and risk profile of these entities.

Method to determine the fair value of ConferencePlus stock on the date of grant. Conference Plus determines fair value annually by using discounted cash flow methodology which includes inputs of estimated future cash flow, discount rates, growth rates and other assumptions. An independent valuation consultant is hired bi-annually to assist the Company in determining the fair market value of Conference Plus. This independent valuation consultant uses discounted cash flow, comparable company (the same companies used to determine volatility) and comparable transaction analysis in its assessment of value. The Company internally estimates value using the same discounted cash flow model used by the independent consultant in years a third party is not used. The annual minority interest valuation (as calculated by the independent valuation expert or internally) is used as the strike price and fair market value of the option on grant date. The valuation is updated if any material changes in the business occur between the valuation date and the grant date.

The Company proposes to revise in its future filings the stock-based compensation disclosure pertaining to the areas of expected term, expected volatilities for both Westell Technologies and ConferencePlus and the fair value of ConferencePlus stock options on the date of grant as follows:

Note 8. Stock-based Compensation:

Non-qualified stock options

As permitted by SFAS No. 123R, the Company uses the Black-Scholes-Merton model to estimate the fair value of employee stock options on the date of grant. The Company used the weighted-average assumptions noted below. Expected volatilities are based on historical volatilities of the Company’s stock. The expected option lives are derived from the historical patterns and represents the period of time that options granted are expected to be outstanding. Risk-free interest rates are based on the U.S.Treasury yield curve for the term that mirrors the expected term in effect at the time of grant. The dividend yields are based on expected dividends at the time of grant.

Non-qualified non-public subsidiary stock options

ConferencePlus uses the Black-Scholes-Merton model to estimate the calculated value of employee stock options on the date of grant that uses the weighted-average assumptions noted below. The option strike price is determined on the date of grant using discounted cash flow methodology which includes inputs of estimating future cash flow, discount rates, growth rates and other assumptions. ConferencePlus is not a public company and there is no market for its stock. It is therefore not practical to estimate the expected volatility for its shares. An index of 5 comparable public companies historical volatilities over the expected term is used to calculate expected volatility. The expected option lives are based on historical termination patterns and represents the period of time that options granted are expected to be outstanding. Risk-free interest rates are based on the U.S.Treasury yield curve for the term that mirrors the expected term in effect at the time of grant. The dividend yields are based on expected dividends at the time of grant.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Note 14. Contingencies, page 14

4.

We note that you recorded a gain contingency of $3.3 million in connection with a settlement from a vendor to recover product warranty costs for a non-conforming product. Provide us with more details of the claim, its settlement and your accounting for it. Further, tell us the nature of the costs you incurred and charged to warranty expense, and where such liability was included on your balance sheet.

Response: The Company discovered an issue with one of its product’s component parts on products shipped to customers between August 2004 and July 2006. It was determined that the component part in our product could fail over time from repetitive start up resulting from cumulative stress to the component. Temperature was also determined to impact the failure rate. The warranty period on this product is generally 18 months.

In the third quarter ended December 31, 2006, a plan of correction was established and the Company recorded an additional warranty liability in the amount of $1.1 million related to this contingency as it was concluded that the loss was both estimable and probable. Also, in this quarter, we were in initial conversations with the vendor who supplied the defective product in hopes of recovering some of the repair costs, but no settlement was reached in the quarter.

In the fourth quarter ended March 31, 2007, the Company spent additional internal time and resources on this issue and additional products were repaired.

In the first quarter ending June 30, 2007, the Company increased the estimate for costs to remedy this issue and recorded an additional $600,000 of costs as expense in the quarter. The Company reached an agreement for a settlement with the vendor prior to the earnings release in July 2007 and considered SAB 92 (further details discussed in the next paragraph). The vendor agreed to reimburse the Company in the amount of $3.25 million for costs relating to the defective parts issue. The reimbursement covered parts repaired through the normal warranty process, cost paid or accrued to third parties to fix the issue (both of which ran through warranty expense) as well as internal employee time. The agreement called for two installments which were due October 15, 2007 and January 31, 2008. The Company has been fully paid as of January 31, 2008.

Accounting for gain contingencies is discussed generally in paragraph 17 of SFAS No. 5, Accounting for Contingencies. This guidance was most recently interpreted in the SAB No. 92, Accounting and Disclosures Relating to Loss Contingencies and the EITF Issue No. 01-10, Accounting for the Impact of the Terrorist Attacks of September 11, 2001. In both SAB No. 92 and EITF No. 01-10, there is a distinction between recognition of (a) gain contingencies related to the recovery of a contingent loss (“recoveries”) and (b) recoveries in excess of the related contingent loss or gain contingencies not related to the recovery of a contingent loss. This accounting requires the recognition of recoveries when realization of the recovery is deemed probable (as defined in paragraph 3 of SFAS No. 5 to mean likely to happen). In contrast, other gain contingencies should not be recognized until all contingencies have been resolved. Westell believes that the SAB’s and the EITF’s interpretations of SFAS No. 5’s gain contingency guidance should be applied broadly to other types of gain contingencies. Since recoveries serve to reduce a contingent loss it is logical that the same threshold for recognizing a contingent loss should be applied to recognizing a contingent recovery. As the Company reached a probable recovery with the vendor in the first quarter of fiscal 2008, which was subsequently formalized in a signed agreement shortly after the quarter end, Westell recorded a recovery gain contingency as an offset to sale and marketing expense and related receivable of $3.25 million in the June 30, 2007 quarter along with approximately $600,000 of third party costs related to resolving the issue.

As of September 30, 2007, the $3.25 million receivable was recorded in other current assets on the balance sheet. The warranty liability had been relieved by engaging a third party to provide a solution to the problem. The third party had been paid by September 30, 2007 therefore no warranty liability remained on the books as of that date.

In connections with the Company’s response, we acknowledge that

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would appreciate your confirmation at your earliest convenience that the matters addressed in the letter are satisfactory to the Staff.

Sincerely,

/s/ Amy T. Forster

Amy T. Forster

Chief Financial Officer